1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2005

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11,Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑   Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-    .)

October 27, 2005
Results for the year
ended September 30, 2005
* The information contained herein is based on Korean GAAP.

Seoul, Korea, October 27, 2005 — SK Telecom Co., Ltd. (KSE: 017670, NYSE: SKM) (“SKT” or “the Company”), the leading wireless telecommunications company in Korea, today announced the results of its operations for the year ended September 30, 2005.

This material contains forward-looking statements with respect to the financial condition, results of operations and business of SK Telecom and plans and objectives of the management of SK Telecom. Statements that are not historical facts, including statements about SK Telecom’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of SK Telecom to be materially different from any future results or performance expressed or implied by such forward-looking statements. SK Telecom does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this management presentation, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future.
Such forward-looking statements were based on current plans, estimates and projections of SK Telecom and the political and economic environment in which SK Telecom will operate in the future, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SK Telecom understates no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in SK Telecom’s latest annual report on Form 20-F and in SK Telecom’s other filings with The U.S. Securities and Exchange Commission (SEC).

I. Financial Highlights
• Summary of Income Statement

(KRW bn)	Q3. ’05	Q3. ’04	Change		Q3. ’05	Q2. ’05	Change
Operating revenue	2,595	2,434	7%		2,595	2,527	3%
Operating expenses	1,925	1,823	6%		1,925	1,814	6%
Operating income	671	611	10%		671	713	-6%
Operating margin	25.9%	25.1%	0.7	%p	25.9%	28.2%	-2.4	%p
Other income	232	49	371%		232	44	426%
Other expenses	114	107	6%		114	107	6%
Ordinary income	790	553	43%		790	651	21%
Net income	588	396	49%		588	467	26%
Net margin	22.7%	16.2%	6.4	%p	22.7%	18.5%	4.2	%p
EBITDA 1)	1,080	1,038	4%		1,080	1,103	-2%
EBITDA margin	41.6%	42.7%	-1.0	%p	41.6%	43.7%	-2.0	%p

1)	EBITDA = Operating income + Depreciation (including R&D related depreciation)
• Other Main Items

(KRW bn)	Q3. ’05	Q3. ’04	Change		Q3. ’05	Q2. ’05	Change
Wireless Internet sales	653	470	39%		653	597	9%
% of Cellular revenue	27.6%	21.2%	6.4	%p	27.6%	26.0%	1.6	%p

Marketing expenses	453	436	4%		453	442	2%
- Marketing commissions	386	366	5%		386	376	3%
- Advertising	67	69	-3%		67	66	2%
% of Revenue	17.4%	17.9%	-0.5	%p	17.4%	17.5%	0.0	%p

Capital expenditure	425	416	2%		425	278	53%
% of Revenue	16.4%	17.1%	-0.7	%p	16.4%	11.0%	5.4	%p

Interest-bearing debt	3,308	4,216	-22%		3,308	3,596	-8%
Debt/Equity ratio	42.0%	62.5%	-20.5	%p	42.0%	49.6%	-7.7	%p

II. Financial Results
1. Income Statement
A. Operating revenue

(KRW bn)	Q3. ’05	Q3. ’04	Change		Q3. ’05	Q2. ’05	Change
Sign-up fees	58	42	39%		58	59	-1%
Monthly fees	651	744	-13%		651	650	0%
Call charges	897	870	3%		897	894	0%
VAS & others	106	91	16%		106	98	8%
Wireless Internet sales	653	470	39%		653	597	9%
% of Cellular service	27.6%	21.2%	6.4	%p	27.6%	26.0%	1.6	%p
Total cellular service	2,365	2,218	7%		2,365	2,299	3%
Interconnection revenue	230	216	6%		230	228	1%
L -> M	103	110	-7%		103	102	0%
M -> M	127	106	20%		127	126	1%
Operating revenue	2,595	2,434	7%		2,595	2,527	3%
1)	Sign-up fees

– The YoY increase was due to increase in the number of new subscribers.

2)	Monthly fees

– The YoY decrease was due to the tariff cut in monthly fee implemented in September 1, 2004 and increase in phone mail discount from increased usage, as phone mail discount is reflected in monthly fees. (Phone mail discount ‘04. 3Q KRW 64.3 bn --> ‘05. 3Q KRW 187.1 bn)

3)	Call charges

– The YoY increase was due to increase in the average number of subscribers.

4)	VAS & others

– The YoY and QoQ increase was due to increase in the number of VAS subscribers and increased usage of international roaming.

5)	Wireless Internet sales

– The YoY and QoQ increase was due to the success of such services like MelOn, Mobile Cyworld and others and the increased usage of data flat rate plans.

6)	Interconnection revenue

– The YoY increased due to the increased call traffic despite the the decrease in interconnection rate adjustment.

B. Operating expenses

(KRW bn)	Q3. ’05	Q3. ’04	Change	Q3. ’05	Q2. ’05	Change
Labor cost	112	100	12%	112	74	51%
Commissions paid	747	697	7%	747	716	4%
Marketing commissions	386	366	5%	386	376	3%
Initial commissions	149	112	34%	149	136	10%
Monthly commissions	94	94	0%	94	89	5%
Retention commissions	142	160	-11%	142	151	-6%
Other commissions	362	331	9%	362	340	6%
Advertising	67	69	-3%	67	66	2%
Depreciation1)	409	427	-4%	409	390	5%
Network interconnection	239	214	12%	239	240	-1%
M -> M	189	162	17%	189	190	0%
M -> L	49	52	-4%	49	50	-2%
Leased line	98	94	4%	98	95	3%
Others2)	252	221	14%	252	232	9%
Operating expenses	1,925	1,823	6%	1,925	1,814	6%

1)	Includes R&D related depreciation

2)	For details, please refer to non-consolidated statements of income in appendix
1)	Labor cost

– The YoY increase was due to the retroactive payment of wage increase.

– The QoQ increase was due to Chusok incentive bonus and retroactive payment of wage increase in 3rd quarter.

2)	Commissions paid

– The YoY increase was due to relative increase in the number of new subscribers in 3Q as there were subscriber acquisition ban in 3Q of ’04.

– The QoQ increase was due to increased initial commissions because of the increased number of new subscribers.

3)	Advertising cost

– The QoQ increase was due to increase in advertising for new promotions.

4)	Network interconnection cost

– The YoY increase was due to the increase in MM calls.

– The QoQ decrease was due to seasonal effects but the amount of decrease had been mitigated by the increased SMS traffic resulting in only 1% drop overall.

5)	Leased line

– Leased line expense increased QoQ and YoY due to increased number of subscribers and data traffic.

C. Non-operating items

(KRW bn)	Q3. ’05	Q3. ’04	Change	Q3. ’05	Q2. ’05	Change
Other income	232	49	371%	232	44	426%
Interest income	13	15	-16%	13	12	5%
Equity in earnings of affiliates	22	14	55%	22	12	90%
Others 1)	198	20	883%	198	20	864%
Other expenses	114	107	6%	114	107	6%
Interest	60	79	-24%	60	66	-9%
Equity in losses of affiliates	20	—	N/A	20	18	16%
R&D contribution & donations	30	20	55%	30	19	61%
Others 1)	3	9	-62%	3	5	-29%

1)	For details, please refer to non-consolidated statements of income in appendix
1)	Equity in earnings of affiliates

– The QoQ increase was due to the increase in earnings of SK Communications and SK Telink.

2)	Others in Other Income

– The QoQ and YoY increase were mainly due to the gain from the sale of SKY Teletech (KRW 175.5 bn).

3)	Equity in losses of affiliates

– Losses of affiliates were due to the net losses from SK Earthlink and TU Media.
2. Capital Expenditure

(KRW bn)	Q3. ’05	Q3. ’04	Change	Q3. ’05	Q2. ’05	Change
Network	377	336	12%	377	230	64%
2G / 1X / EV-DO	119	212	-44%	119	101	19%
WCDMA	219	57	281%	219	108	103%
Backbone & others	38	67	-43%	38	21	79%
Non-Network	48	80	-40%	48	48	1%
Wireless Internet & marketing	39	26	45%	39	35	11%
General supporting	9	53	-82%	9	13	-27%
Total CapEx	425	416	2%	425	278	53%

3. Balance Sheet

(KRW bn)	2005. 9	2004. 9	Change		2005. 9	2005. 6	Change
Total assets	14,114	13,887	2%		14,114	13,758	3%
Current assets	4,192	3,982	5%		4,192	3,983	5%
Cash & marketable securities	940	635	48%		940	810	16%
Investment assets	2,142	2,068	4%		2,142	2,012	6%
Property & equipment	4,409	4,398	0%		4,409	4,333	2%
Intangible assets	3,370	3,438	-2%		3,370	3,430	-2%
Total liabilities	6,227	7,138	-13%		6,227	6,509	-4%
Current liabilities	2,266	3,288	-31%		2,266	2,246	1%
Short-term borrowings	200	490	-59%		200	500	-60%
Current portion of long-term debt	348	998	-65%		348	—	N/A
Long-term liabilities	3,962	3,849	3%		3,962	4,263	-7%
Bond payable & long-term borrowings	2,761	2,728	1%		2,761	3,096	-11%
Total shareholders’ equity	7,886	6,749	17%		7,886	7,249	9%
Debt/Equity ratio 1)	42.0%	62.5%	-20.5	%p	42.0%	49.6%	-7.7	%p

1)	Debt/Equity Ratio = Interest-bearing debt / Shareholders’ equity

* Interest-bearing debt = Short-term borrowings + Current portion of long-term debt + Corporate bonds

1)	Cash & marketable securities

– QoQ increase was due to inflow of proceeds from the sale of SKY Teletech.

2)	Investment assets

– The QoQ increase was due to the increased valuation of investment securities such as POSCO shares.

3)	Total liabilities

– The QoQ decrease in debt to equity ratio was due to decrease in borrowings as a result of the repayment of CP and others.

4)	Total Shareholder’s equity

– Increase in total shareholders’ equity was due to increase in the retained earnings and valuation of investment securities such as POSCO shares.

III. Operating Result

	Q3. ’05	Q3. ’04	Change		Q3. ’05	Q2. ’05	Change
Subscribers (’000)	19,342	18,603	4%		19,342	19,196	1%
Net adds	146	8	1791%		146	189	-23%
Activations	1,278	902	42%		1,278	1,261	1%
Deactivations	1,132	895	27%		1,132	1,072	6%
Monthly churn rate	2.0%	1.6%	0.3	%p	2.0%	1.9%	0.1	%p
Average subscribers (’000)	19,260	18,721	3%		19,260	19,099	1%

ARPU (KRW)	44,921	43,343	4%		44,921	44,105	2%
Sign-up fee	1,009	748	35%		1,009	1,025	-2%
Monthly fee & call charge	26,797	28,747	-7%		26,797	26,962	-1%
VAS & others	1,833	1,625	13%		1,833	1,719	7%
Wireless Internet	11,301	8,375	35%		11,301	10,419	8%
Interconnection	3,981	3,849	3%		3,981	3,981	0%

MOU (Minutes)
Outgoing	197[1]	190	4%		197[1]	200	-2%
Incoming	116[1]	114	2%		116[1]	113	3%

Subscribers by handset feature (’000)
1x (Including EV-DO)	18,256	16,672	10%		18,256	17,940	2%
EV-DO (Including June)	7,760	5,962	30%		7,760	7,416	5%
June	5,759	3,160	82%		5,759	4,801	20%
Color	16,830	14,193	19%		16,830	16,279	3%

Data ARPU by handset (KRW) 2)
2G	2,615	1,750	49%		2,615	2,242	17%
1X (Including EV-DO)	11,349	8,340	36%		11,349	10,622	7%
Color	12,206	9,571	28%		12,206	11,594	5%

1)	MOU for August and September of 2005 is an estimate.

2)	Excludes others in wireless internet sales such as financial enabler, Solution/Platform sales, etc.

IV. Appendix (Non-Consolidated Statements of Income)

(KRW mn)	Q3. '05	Q3. '04	Change	Q3. '05	Q2. '05	Change
Operating revenue	2,595,485	2,434,269	161,217	2,595,485	2,527,150	68,335
Operating expenses	1,924,552	1,822,931	101,622	1,924,552	1,813,761	110,792
Labor cost1)	112,107	99,758	12,349	112,107	74,335	37,772
Commissions paid	747,158	696,906	50,252	747,158	715,926	31,232
Advertising	67,234	69,392	(2,158)	67,234	66,033	1,201
Depreciation 2)	409,068	427,045	(17,977)	409,068	389,946	19,122
Network interconnection	238,966	214,005	24,961	238,966	240,446	(1,481)
Leased line	98,252	94,406	3,846	98,252	95,190	3,062
Rent	43,814	42,784	1,030	43,814	43,347	467
Frequency usage fees	38,555	37,872	683	38,555	38,814	(259)
Bad debt	31,407	19,317	12,090	31,407	20,100	11,306
Others	137,991	121,447	16,544	137,991	129,623	8,368
Operating income	670,933	611,338	59,595	670,933	713,390	(42,457)
Other income	232,441	49,398	183,043	232,441	44,185	188,256
Interest income	12,521	14,906	(2,386)	12,521	11,969	552
Equity in earnings of affiliates	22,318	14,386	7,932	22,318	11,720	10,597
Dividend income	5,076	3,912	1,164	5,076	227	4,849
Foreign exchange & translation gains	864	187	677	864	246	618
Others	191,663	16,007	175,656	191,663	20,022	171,641
Other expenses	113,783	107,267	6,516	113,783	106,879	6,904
Interest	59,588	78,742	(19,153)	59,588	65,623	(6,035)
R&D contribution & donations	30,489	19,608	10,881	30,489	18,949	11,540
Equity in losses of affiliates	20,326	—	20,326	20,326	17,554	2,773
Foreign exchange & Translation losses	346	324	22	346	161	186
Loss on impairment Of investment securities	—	1,000	(1,000)	—	—	—
Loss on disposal of Investment assets, & property/equipment	499	869	(369)	499	1,609	(1,110)
Others	2,534	6,725	(4,191)	2,534	2,984	(450)
Ordinary income	789,591	553,469	236,122	789,591	650,695	138,896
Income before income taxes	789,591	553,469	236,122	789,591	650,695	138,896
Income taxes	201,714	157,934	43,780	201,714	183,585	18,129
Net income	587,878	395,536	192,342	587,878	467,110	120,768

1)	Includes salary, severance pay and other benefits

2)	Includes R&D related depreciation

IV. Appendix (Non-Consolidated Balance Sheets)

(KRW mn)	2005. 9	2004. 9	Change	2005. 9	2005. 6	Change
Total assets	14,113,637	13,886,526	227,111	14,113,637	13,758,476	355,162
Current assets	4,192,212	3,982,333	209,878	4,192,212	3,983,128	209,084
Cash and marketable securities1)	940,245	635,140	305,105	940,245	810,146	130,099
Accounts receivable — trade	1,572,027	1,359,706	212,321	1,572,027	1,580,501	(8,474)
Accounts receivable — other	1,404,327	1,785,905	(381,578)	1,404,327	1,325,801	78,526
Short-term loans	66,527	55,694	10,833	66,527	74,790	(8,263)
Inventories	13,991	13,779	212	13,991	11,479	2,512
Other	195,095	132,108	62,987	195,095	180,411	14,684
Investment assets	2,142,437	2,067,979	74,458	2,142,437	2,012,317	130,120
Investment securities 2)	1,917,573	1,711,738	205,836	1,917,573	1,766,552	151,021
Long-term loans	16,513	26,169	(9,656)	16,513	19,139	(2,626)
Guarantee deposits	127,329	245,078	(117,749)	127,329	131,293	(3,964)
Other	81,022	84,994	(3,972)	81,022	95,333	(14,311)
Property & equipment	4,409,145	4,397,871	11,274	4,409,145	4,333,405	75,740
Land	465,375	446,095	19,279	465,375	465,022	352
Building & fixture	1,147,266	808,415	338,851	1,147,266	1,157,493	(10,227)
Machinery	2,128,014	2,266,293	(138,279)	2,128,014	2,239,508	(111,494)
Vehicles & others	425,522	364,769	60,753	425,522	278,735	146,787
Construction in progress	242,968	512,299	(269,331)	242,968	192,647	50,321
Intangible assets	3,369,844	3,438,343	(68,499)	3,369,844	3,429,626	(59,781)

Total liabilities	6,227,499	7,137,759	(910,261)	6,227,499	6,509,265	(281,766)
Current liabilities	2,265,700	3,288,332	(1,022,631)	2,265,700	2,246,208	19,493
Short-term borrowings	200,000	490,000	(290,000)	200,000	500,000	(300,000)
Accounts payable	690,430	1,011,729	(321,299)	690,430	654,358	36,071
Income taxes payable	251,117	120,097	131,020	251,117	339,767	(88,650)
Accrued expenses	492,992	402,091	90,901	492,992	434,934	58,058
Current portion of long-term debt	347,609	998,347	(650,738)	347,609	—	347,609
Other	283,553	266,069	17,484	283,553	317,149	(33,596)
Long-term liabilities	3,961,798	3,849,428	112,371	3,961,798	4,263,057	(301,258)
Bond payable & long-term borrowings	2,760,639	2,727,513	33,126	2,760,639	3,095,743	(335,104)
Facility deposits	24,602	33,316	(8,714)	24,602	25,701	(1,100)

(KRW mn)	2005. 9	2004. 9	Change	2005. 9	2005. 6	Change
Accrued severance indemnities	97,727	96,390	1,337	97,727	87,995	9,732
Others	1,078,831	992,209	86,622	1,078,831	1,053,618	25,213

Total shareholders’ equity	7,886,139	6,748,767	1,137,372	7,886,139	7,249,211	636,928
Capital stock	44,639	44,639	—	44,639	44,639	—
Capital surplus	2,966,198	2,983,166	(16,969)	2,966,198	2,966,198	—
Retained earnings	6,821,886	5,808,636	1,013,250	6,821,886	6,307,623	514,263
Capital adjustments	(1,946,584)	(2,087,675)	141,090	(1,946,584)	(2,069,249)	122,664
Treasury stock	(2,047,105)	(2,047,105)	—	(2,047,105)	(2,047,105)	—
Unrealized gain(loss) On valuation of investment securities	97,040	(45,135)	142,175	97,040	(5,505)	102,545
Stock options	3,480	4,565	(1,085)	3,480	3,480	—

1)	Cash & marketable securities : Cash & cash equivalent, marketable securities & short-term financial instruments are included

2)	Investment securities : Investments in affiliates with more than 20% interest, listed companies & non-listed companies are included
V. IR Contacts

IR Office	Title	Telephone	Email
Tae-Jin Park	Head of IR Team	02)6100-1631	tjpark@sktelecom.com
Tae-Geon Park	Manager	02)6100-1632	parktg@sktelecom.com
Hee Jun Chung	Manager	02)6100-1634	junny73@sktelecom.com
Hosook Hwang	Assistant Manager	02)6100-1636	hhwang@sktelecom.com
Paul Kim	Assistant Manager	02)6100-1630	paulkim@sktelecom.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Hyun Jong Song
	Name:	Hyun Jong Song
	Title:	Vice President

Date: October 31, 2005